                                                                EXHIBIT 15


                       IN THE UNITED STATES DISTRICT COURT
                       FOR THE SOUTHERN DISTRICT OF TEXAS
                                HOUSTON DIVISION


SERVICE CORPORATION                )
INTERNATIONAL,                     )
                                   )
          Plaintiff,               )
                                   )
V.                                 )    CIVIL ACTION NO. H-96-3269
                                   )
THE LOEWEN GROUP INC.,             )
LOEWEN GROUP, INC., AND            )
LOEWEN GROUP INTERNATIONAL, INC.,  )
                                   )
          Defendants.


                             FIRST AMENDED COMPLAINT

          Plaintiff Service Corporation International ("SCI"), by its attorneys, alleges upon knowledge with respect to itself and its own acts, and upon information and belief as to all other matters, as follows:

                                NATURE OF ACTION

          1. This action for declaratory relief, injunctive relief and damages is brought to forestall efforts by Defendants The Loewen Group Inc., Loewen Group, Inc. and Loewen Group International, Inc., (collectively "the Loewen Defendants") to injure SCI by disseminating false and misleading information to The Loewen Group Inc. ("Loewen") shareholders, who are considering whether to accept a tender offer SCI has announced it intends to make to Loewen's shareholders (the "Tender Offer").

          2. Further, as alleged in detail below, since SCI initially proposed a business combination with Loewen, the Loewen Defendants have embarked on an

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ongoing campaign to create the impression that they can block or impede any such business combination under the federal antitrust laws. The purpose of this campaign is to thwart or hamper, through prohibited or illegal means, SCI's consummation of a business combination with Loewen by causing Loewen shareholders to make ill-informed decisions with respect to the Tender Offer and influence them not to participate in such an offer. Accordingly, SCI seeks a declaratory judgment pursuant to the Declaratory Judgment Act, 28 U.S.C.
Sections 2201 ET SEQ., that the Loewen Defendants in fact have no standing to institute any federal antitrust action seeking to block or impede SCI's offer.

          3. In addition, the Loewen Defendants' actions constitute tortious interference with SCI's prospective business relationships with Loewen's shareholders. Accordingly, SCI seeks monetary relief for the damages it has suffered as a result of the Loewen Defendants' tortious interference with SCI's prospective business relationships.

          4. SCI seeks injunctive relief to prevent the Loewen Defendants from continuing to publish or otherwise disseminate false, misleading, deceptive, or manipulative material statements regarding SCI, the proposed Tender Offer, or any other matter in connection with the proposed Tender Offer. SCI also seeks injunctive relief to prevent the Loewen Defendants from omitting any material facts regarding SCI, the proposed Tender Offer, or any business transaction that is in any way connected with the proposed Tender Offer.

                               PARTIES AND SERVICE

          5. Plaintiff SCI is a Texas corporation with its principal place of business in Houston, Texas. SCI is an owner and operator of funeral homes, cemeteries, and crematoria.

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          6.   Defendant The Loewen Group Inc. is a British Columbia (Canada)
corporation with its principal executive offices in Burnaby, British
Columbia. Loewen is also an owner and operator of funeral homes and cemeteries, some 27 of which are located in this District. Service may be made on Loewen by international registered mail and under the terms of the Hague Convention for Service Abroad of Extrajudicial Documents. The recipient central authority for such service request is: Ministry of the Attorney General for British Columbia, Office of the Deputy Minister, Fifth Floor, 910 Government Street, Victoria, British Columbia, Canada, V8V 1X4.
The address for The Loewen Group Inc. is: 4126 Norland Avenue, Burnaby, British Columbia, Canada V5G 3S8. The appropriate fees for affecting such service have been tendered by SCI, and SCI requests that return of service be implemented on SCI at its address: 1929 Allen Parkway, Houston, Texas,
77019, U.S.A.

          7. Defendant Loewen Group, Inc. is a Kentucky corporation doing business in the State of Texas. It does not maintain a registered officer or agent and it can be served with process by serving the Secretary of State for the State of Texas at the Capitol Building, 1019 Brazos, Room 105, Austin, Texas 78701.

          8. Defendant Loewen Group International, Inc. is a Delaware corporation doing business in the State of Texas. It does not maintain a registered office or agent and it can be served with process by serving the Secretary of State for the State of Texas at the Capitol Building, 1019 Brazos, Room 105, Austin, Texas 78701.


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                             JURISDICTION AND VENUE

          9. This Court has jurisdiction over this action pursuant to 15 U.S.C. Section 4, 15 U.S.C. Section 25, 15 U.S.C. Section 78aa (Section 27 of the Securities Exchange Act of 1934), 28 U.S.C. Section 1331, and 28 U.S.C.
Section 1332.

          10. Venue is proper in this District under 15 U.S.C. Section 15, 15 U.S.C. Section 22, 15 U.S.C. Section 78aa, and 28 U.S.C. Section 1391(b).

          11. The amount in controversy exceeds the jurisdictional minimum amount for this Court.

          12. This District is a particularly appropriate forum for this action. Among other things: SCI is a Texas corporation with its corporate headquarters and significant business operations in this District; the Loewen Defendants conduct business in this District; SCI's proposed business combination with Loewen was conceived and planned in this District; a majority of the books, records, and documents that are relevant to any antitrust objections to the SCI offer that the Loewen Defendants might attempt to raise are located in this District; and a majority of the likely witnesses with respect to any such objections are likewise located in this District.

                       SCI'S OFFER TO ACQUIRE LOEWEN STOCK

          13. On September 17, 1996, SCI proposed to Loewen a combination of the two companies by means of a stock-for-stock exchange that would value Loewen's stock at $43 per share -- a value approximately 49% above the price of Loewen stock the month before the offer was announced.

          14. On September 24, 1996, Loewen's Chairman, Raymond L. Loewen wrote to SCI, stating that the Loewen board had rejected SCI's officer and contending

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that Loewen shareholders would receive "maximize[d]" value for their investment through implementation of Loewen's "long-term business plan as an independent company" rather than through acceptance of SCI's offer.

          15. Following the rejection of its proposal, on October 1, 1996, the SCI Board of Directors authorized the commencement of an exchange offer for all outstanding shares of Loewen at an exchange ratio that would value Loewen stock at $45.00 per share.

          16. On October 3, 1996, SCI is filing its registration statement with respect to the proposed Tender Offer. The registration statement sets forth the terms of the proposed Tender Offer, the price offered, the duration of the offer and the percentage sought.

          17. The proposed Tender Offer was anticipated by the Loewen Defendants and Loewen shareholders as a result of the letter to Loewen dated September 17, 1996 and sent from SCI to Loewen, and the concomitant public announcement.

                 LOEWEN'S ACTIONS FORMING THE BASIS OF THE SUIT

          18. Not content to allow its shareholders to decide for themselves whether to participate in SCI's Tender Offer for Loewen stock, Loewen has embarked upon a concerted effort to thwart, through prohibited and illegal means, SCI's consummation of a business combination with Loewen. As set forth below, Loewen has repeatedly stated that there are federal antitrust objections to a combination between SCI and Loewen, and insinuated that Loewen could take action to block or impede SCI's offer on the basis of those purported objections.

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          19.  In addition, Loewen has attempted to discredit SCI and its business practices through dissemination of misleading, false and malicious remarks regarding SCI's business practices. As set forth below, these remarks have been published or released intentionally, with the sole purpose of thwarting SCI's Tender Offer.

          20. Loewen also has purposefully and intentionally omitted material information about certain recently announced transactions in order to artificially inflate the price of its stock in an effort to block the proposed Tender Offer.

                        LOEWEN'S CAMPAIGN TO MISLEAD ITS
       SHAREHOLDERS AS TO THE VALIDITY AND ADEQUACY OF SCI'S TENDER OFFER

          21. On September 24, 1996, in announcing the Loewen board's rejection of SCI's offer, Mr. Loewen was quoted on the PR Newswire as stating that "SCI clearly intends to eliminate its most formidable competitor in the North American marketplace, diminishing the opportunities for independent funeral home and cemetery operators."

          22. That same day, Loewen sent a letter to its shareholders, characterizing SCI's offer as an "attempt[] to . . . eliminate [Loewen] as its most formidable competitor in the North American markets" and stating that the Loewen board has "serious questions about SCI's motives."

          23. On September 25, 1996, in a conference call on the Dow Jones Investor Network, Mr. Loewen continued, asserting that "I honestly can't believe that our Federal Trade Commission . . . would allow this kind of a transaction to take place, to take a major competitor out of the business. I can't believe it." Mr. Loewen then concluded the call by stating that "[i]f they were to eliminate us, clearly the price of acquisitions would go down significantly; I am sure the regulators would take that into

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consideration" and that "I'm sure the industry . . . would rise up in arms before it would ever get to that point."

          24. Mr. Loewen reiterated these insinuations in the September 26, 1996 edition of the FINANCIAL POST, claiming yet again that "SCI is trying to eliminate a competitor" and asserting that, "if the U.S. Federal Trade Commission has any teeth at all, it will not allow SCI to gobble up its major competitor."

          25. Loewen's campaign has since become even more transparent: on September 27, 1996, Reuters reported Loewen as stating that "it believes antitrust concerns would be a major obstacle to the takeover"; and THE NEW YORK TIMES quoted Mr. Loewen to the effect that "[i]t is clear that our competitors out of Texas do not like competition."

          26. Two days later, on September 29, 1996, both Reuters and the PR Newswire published references by Mr. Loewen to the purported "anticompetitive effects of the proposed acquisition," and a spokesman for Loewen was quoted by Bloomberg as saying that "a combination of the two companies would limit the number of acquirers" of cemeteries and funeral homes.

          27. Mr. Loewen also has stated that the Loewen board did not merely reject the SCI offer, but "passionately rejected" the offer, indicating that Loewen intends to engage in a vigorous effort to block or impede the proposed business combination.

          28. Among other things, these statements were intended to create the impression among Loewen shareholders and the public that the Loewen Defendants have the ability to institute an action to block or impede SCI's offer as a claimed violation of the federal antitrust laws under any number of potential theories, including

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the theory that the acquisition would eliminate competition in a "market"
for control of independently owned funeral homes and cemeteries. In fact, the statements have had this effect: at least one financial analyst has expressed the view that "he would not be surprised to see Loewen attempt . . . legal road blocks" (First Call Research Network,
September 30, 1996).

          29. In fact, however, the Loewen Defendants cannot institute an action seeking to block or impede SCI's offer as a claimed violation of the federal antitrust laws. Relying on the Supreme Court's decision in CARGILL
V. MONFORT OF COLORADO, INC., 479 U.S. 104 (1986), a number of courts, including the United States Court of Appeal for the Fifth Circuit, have held expressly that a target company does not suffer "antitrust injury" sufficient to confer standing to sue under the federal antitrust laws, because the target company will suffer a loss of independent whether or not the takeover violates antitrust principles. Moreover, the principal antitrust theory that Loewen has advanced is entirely without merit because, among other things, "the death care industry acquisition market is extremely competitive" (Loewen 10-Q, for quarter ending June 30, 1996), there are no barriers to entry to any such "market," and the "market" for the acquisition of funeral homes and cemeteries is not a relevant market for purposes of antitrust law.

          30. Further, Loewen intentionally has misrepresented the business practices of SCI. Mr. Loewen was quoted: "It would be very hard for me to sell to a company that has a history of slashing and burning." He has referred to SCI in a manner designed to depict SCI as a cold, mirthless scavenger. These comments have been made with the express intent of vilifying SCI in the eyes of Loewen's shareholders and the market in general in the hopes of rallying shareholders to reject the Tender Offer.

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        LOEWEN HAS FAILED TO DISCLOSE MATERIAL INFORMATION REGARDING ITS
 MOST RECENT BUSINESS DEALINGS IN AN EFFORT TO ARTIFICIALLY INFLATE THE VALUE OF ITS STOCK

          31. In its press releases and other public statements, Loewen consistently has touted its recent acquisitions of funeral homes and cemeteries, indicating that such acquisitions will substantially enhance its earnings per share and long-term value to Loewen shareholders. Loewen's press releases and other public statements have contained glowing descriptions of the acquisition of Prime Succession Inc. ("Prime Succession") by ajoint venture between Loewen and Blackstone Capital Partner II Merchant Banking Fund L.P. ("Blackstone"), which was completed on August 29,1 996. Loewen's descriptions of the Prime Succession acquisition contain material misstatements and omissions, and were made knowingly and intentionally by Loewen to inflate artificially the price of its stock in connection with the proposed SCI Tender Offer.

          32. On August 29, 1996, Loewen issued a joint press release with Blackstone disclosing certain terms of the acquisition of Prime Succession. The press release disclosed that Loewen received a call option to purchase Blackstone's interest in Prime Succession after four and six years. The exercise price of this call option has never been disclosed. More importantly, the press release discloses that Blackstone received a put option which entitles Blackstone to force Loewen to purchase its interest in Prime Succession at a formula price. The method of determining the exercise price of Blackstone's put option and the exercise date of such option have never been disclosed.

          33. By failing to disclose (i) the exercise price of its call option, and (ii) the exercise date and the method of determining the exercise price of Blackstone's put option, Loewen's recent statements regarding the acquisition of Prime Succession are materially misleading. Such information is necessary for Loewen shareholders to assess

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whether the acquisition of Prime Succession actually will increase Loewen's value. Loewen knowingly has made such material misstatements and omissions in order to inflate artificially the price of its stock in connection with the proposed Tender Offer and to rally the support of its shareholders in opposition to such offer.

          34. On September 20, 1996, three days after receiving notice that SCI desired to acquire Loewen, Loewen and Blackstone issued a press release stating that the parties had begun a new venture and had entered into a definitive agreement to acquire the cemetery and mortuary operations and assets of The Rose Hills Memorial Park Association and Roses, Inc. ("Rose Hills") for $240 million. The press release states that Loewen has a call option to purchase Blackstone's equity interest in Rose Hills after four years. The exercise price for this call option has never been disclosed. Furthermore, the press release does not disclose whether Blackstone has a put option to force Loewen to purchase its interest in Rose Hills. On information and belief based upon an analysis conducted by the First Call Research Network and upon a Loewen source quoted in newspaper descriptions of the transaction, SCI believes that a put option exists, but the terms and conditions of such option have not been disclosed to Loewen's shareholders.

          35. In the September 20 press release and in other statements to the press, Loewen consistently has touted its acquisition of Rose Hills, indicating that such acquisition will enhance substantially its earnings per share and long-term value to Loewen shareholders. Loewen, however, has never disclosed (i) the exercise price of its call option to purchase Blackstone's interest to Rose Hills, or (ii) whether Blackstone has a put option to force Loewen to purchase its interest in Rose Hills. Such information is

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necessary for Loewen shareholders to assess whether the acquisition of Rose
Hills actually will increase Loewen's value. Consequently, such descriptions of the Rose Hills acquisition contain material misstatements and omissions, and were made knowingly by Loewen to inflate artificially the price of its stock in connection with the proposed Tender Offer and to rally the support of its share holders in opposition to the offer.

          36. Loewen also has consistently referred to both the Rose Hills and Prime Succession acquisitions as examples of Loewen's value and financial strength and has indicated that the promise of these acquisitions should lead Loewen shareholders to reject the proposed Tender Offer. Such statements include statements made by Mr. Loewen to the Dow Jones News Service and on a national broadcast of CNBC on October 2, 1996, in response to and in connection with SCI's announcement that it intends to commence the Tender Offer. The press releases and other public statements regarding these transactions are intentionally misleading as to the value of these transactions to Loewen and do not contain material information regarding important aspects of these transactions. These misstatements and omissions are purposeful, and have been committed with the express manipulative intent of artificially inflating the value of Loewen's stock in connection with the proposed Tender Offer and thwarting the proposed Tender Offer.

                    INJURY TO SCI CAUSED BY LOEWEN'S CAMPAIGN

          37. SCI does not know whether -- notwithstanding their lack of standing to sue -- the Loewen Defendants in fact intend to attempt to institute an action to block or impede SCI's offer under the federal antitrust laws. Loewen's efforts to create the impression that the Loewen Defendants can do so, however, have injured and continue

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to threaten to injure SCI even apart from any actual attempt by the Loewen
Defendants to institute such an action:

          (a) In order to be successful, SCI's offer will have to be accepted by a substantial majority of the holders of Loewen's stock.
Loewen's efforts to call into question the ability of SCI to consummate a business combination with Loewen by creating the impression that the Loewen Defendants have the capacity to block it under the federal antitrust laws have created, and threaten to continue to create, confusion, cause Loewen shareholders to make ill-informed decisions, and influence them not to participate in SCI's offer, thereby preventing SCI from gaining the necessary acceptances.

          (b) Loewen's shareholders moreover, are especially susceptible to Loewen's misinformation campaign. Loewen -- as a Canadian company -- has many shareholders who are not located in the United States and who are consequently particularly unfamiliar with the intricacies of American antitrust laws.

          (c) Indeed, the press has already reported that "some concern" has been raised "on Wall Street about potential antitrust issues" regarding an SCI-Loewen combination (Reuters, September 20, 1996) and that "[t]raders" have "cited potential antitrust issues" as grounds for uncertainty about the SCI offer (Reuters, September 17, 1996).

          (d) Loewen is aware of the foregoing, and Loewen's desire to create confusion and spread misinformation, thereby influencing its shareholders to decline to participate in SCI's offer, has been its principal motivation for engaging in the conduct described above.

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          (e)  Loewen's misstatements and omissions as to the value of the
Prime Succession and Rose Hills acquisitions were made in connection with the proposed Tender Offer and are also damaging because they artificially inflate the value of Loewen's stock and give Loewen's shareholders a false belief that their stock is worth more than it actually is. As a result, they may reject SCI's proposed Tender Offer based on such misstatements and omissions.

                             FIRST CLAIM FOR RELIEF

          38. Plaintiff repeats and realleges paragraphs 1 through 37 as if set forth herein.

          39. Loewen has undertaken, and is continuing to undertake, efforts to create the impression among Loewen shareholders that the Loewen Defendants have standing to bring an action to block or impeded SCI's exchange offer under the federal antitrust laws.

          40. Contrary to the impression Loewen seeks to create, the Loewen Defendants do not have standing to institute any action seeking to block or impede a business combination of SCI and Loewen under any antitrust theory.

          41. Whether the Loewen Defendants actually intend to attempt to institute such action, their efforts to create the impression that they have the ability to do so threatens SCI with immediate irreparable injury by misleading Loewen shareholders about the validity and legality of the SCI offer, thereby causing them to make ill-informed decisions with respect to that offer and discouraging them from participating in it.

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          42.  By reason of the foregoing, an actual controversy exists between SCI and the Loewen Defendants regarding the conduct set forth above.

          43. Pursuant to 28 U.S.C. Section 2201, SCI is therefore entitled to declaratory relief from this Court.

                             SECOND CLAIM FOR RELIEF

          44. ASCI repeats and realleges paragraphs 1 through 43 as if set forth herein.

          45. Loewen's actions and efforts have been designed to thwart or hamper, through prohibited and illegal means, SCI's consummation of reasonably probable stock purchases from individual Loewen stockholders. These actions have not been taken for the purpose of enhancing the real value of Loewen's stock; but rather to inflate artificially the value of Loewen's stock, and thus entrench the position and prestige of Mr. Loewen and Loewen management.

          46. Loewen's actions and statements were made knowingly and with the intent to interfere with the prospective business relations between SCI and individual Loewen stockholders.

          47.  Loewen can offer no legal justification for its actions.

          48. SCI has been damaged by the Loewen Defendants' tortious interference with SCI's prospective business relations with individual Loewen stockholders.

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                             THIRD CLAIM FOR RELIEF

          49. SCI repeats and realleges allegations in paragraphs 1 through 48 as if fully set forth herein.

          50. Loewen's actions from September 17, 1996 constitute willful, intentional and knowing violations of Section 14(e) of the Securities Exchange Act of 1934, 15 U.S.C. Section 78n(e). The relevant portion of Section 14(e) states:
          It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation.

The purpose of this section is to guarantee full information and full disclosure to the market and more specifically to the shareholders in connection with a tender offer. Section 14(e) mandates a level playing field between the target and the offeror so that the shareholders can make informed decisions regarding their investments.

          51. Loewen has violated Section 14(e) by its misleading and deceptive statements regarding the possible antitrust violations SCI's offer might raise, and that the Loewen Defendants have standing to block or impede the proposed Tender Offer under the antitrust laws.

          52. The Loewen Defendants have violated Section 14(e) by making material misstatements and omissions, with respect to, among other things, the Rose Hills and Prime Succession transactions, thereby preventing the market and the shareholders from obtaining the information necessary to make a full and informed decision regarding SCI's proposed Tender Offer.

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

          53. The Loewen Defendants have violated Section 14(e) by making statements to the press regarding the joint purchases of Rose Hills and Prime Succession that are misleading and contain material omissions.

          54. Loewen also has violated Section 14(e) as a result of its negative comments regarding the business practices of SCI. Loewen's president has made repeated comments to the press that SCI "has a history of slashing and burning," and that SCI is perceived within the death care industry as a heavy-handed, authoritarian company. These comments are unfounded, deceptive, malicious and materially misleading.

          55. These statements were all made in anticipation of and in connection with the SCI Tender Offer, and such statements are deceptive, materially misleading, and manipulative. Such statements were made with the intent to confuse Loewen shareholders and the market in general by making the Tender Offer appear less attractive and to injure SCI. Accordingly, such statements violate Section 14(e) of the Securities Exchange Act of 1934, and Loewen should be prohibited from making any further deceptive and malicious statements.

          56. Accordingly, SCI requests this Court to preliminarily and permanently enjoin the Loewen Defendants from any further violations of
Section 14(e) in connection with SCI's ongoing Tender Offer, to order the Loewen Defendants to correct any previous misleading and manipulative statements, and to fully disclose all material matters in any communications to its shareholders or the investing public in connection with the proposed Tender Offer.

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          WHEREFORE, Plaintiff SCI seeks judgment as follows:

          A. Declaring that the Loewen Defendants lack stating to institute, and accordingly may not institute, any action seeking to block or impede any SCI exchange offer for Loewen stock under any theory of federal antitrust law;

          B. Awarding SCI damages for the Loewen Defendants' tortious interference with SCI prospective business relations;

          C. Preliminarily and permanently enjoining the Loewen Defendants from violating Section 14(e) of the Securities Exchange Act of 1934;

          D. Awarding plaintiff its costs of suit, including reasonable attorneys' fees; and

          E. Granting plaintiff such other and further relief as the Court may deem just and proper.

DATED:  October __, 1996

                                     Respectfully submitted,



                                     ----------------------------------------
                                     John L. Hill, Jr.
                                     State Bar No. 00000027
                                     3400 Texas Commerce Tower
                                     Houston, Texas  77002
                                     (713) 226-1200
                                     (713) 223-3717 (Fax)

                                     ATTORNEY-IN-CHARGE FOR PLAINTIFF
                                     SERVICE CORPORATION INTERNATIONAL

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

OF COUNSEL:

LIDDELL, SAPP, ZIVLEY,
  HILL & LaBOON, L.L.P.
Jess H. Hall, Jr.
State Bar No 08783000
D. Mitchell McFarland
State Bar No. 13597700
Harold K. Watson
State Bar No. 20938500
Jeff Weems
State Bar No. 21072600
James E. Essig
State Bar No. 06671900
3400 Texas Commerce Tower
Houston, Texas  77002
(713) 226-1200
(713) 223-3717 Facsimile


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